NO ACT

DC
PE
1-12-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





08023773



January 25, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/25/2008

John D. Corcoran, Jr.
12 Berkshire Dr. West
Clifton Park, NY 12065

Re: Prudential Financial, Inc.
Incoming letter dated January 12, 2008

Dear Mr. Corcoran:

This is in response to your letter dated January 12, 2008 concerning the shareholder proposal you submitted to Prudential Financial. On January 11, 2008, we issued our response expressing our informal view that Prudential Financial could exclude the proposal from its proxy materials for its upcoming meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Kathleen M. Gibson
Vice President, Secretary, and Corporate Governance Officer
The Prudential Insurance Company of America
751 Broad Street, 21st Floor
Newark, NJ 07102

12 Berkshire Dr. West
Clifton Park, NY 12065
PH. 518-877-6613
January 12,2008



Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street N. E.
Washington, D.C. 20549

Re: Prudential Financial - Omission of Shareholder Proposal - 12/27/07

Ladies & Gentlemen:

I am the proponent of the Shareholder proposal submitted on a timely basis to Prudential Financial for the purpose of directing the company to provide the more than 2,000,000 shareholders with the option of a cash dividend or a dividend re-investment plan.

The Company obviously objects and has submitted in papers dated Dec. 27, 2007 by Corporate VP and Secretary Kathleen M. Gibson for your consideration to eliminate my proposal from shareholder consideration at the forthcoming "Annual Meeting".

The Company has resisted my first attempt requesting the formation of a dividend re-investment plan and, since I opted to go the shareholder route, the Company is once again attempting to thwart my efforts to bring this matter for shareholder consideration.

One of the provisions of the act is to protect shareholders' interest and to allow them to submit shareholder proposals for their consideration.

It is important to note that, when corporate officers don't respond appropriately, shareholders have the right to submit shareholder proposals during an appropriate time period so that matters can be considered by the shareholders. I would submit to the Commission that that is the very reason why I submitted my "shareholder proposal" due to the intransigence of the Board of Directors of the Prudential Financial Company.

I have enclosed copies of correspondence from the company concerning my previous requests as well as company issued dividend notices.

In conclusion, I am requesting that the Commission disallow Ms. Gibson's request for exclusions and permit my shareholder proposal to go forward for forthcoming shareholder consideration. While the Board realizes "boulder" size stock options (without cost), we minority stockholders would enjoy "pebble" size stock share increments.

Very truly yours



John D. Corcoran, Jr.

CC: Prudential Financial
Kathleen M Gibson, VP & Secretary

Enclosures

Prudential Financial

**Kathleen M. Gibson**
VP, Secretary, and Corporate Governance Officer

**The Prudential Insurance Company of America**
751 Broad Street, 21st Floor, Newark NJ
Tel 973 802-7770 Fax 973 802-8287
kathleen.gibson@prudential.com

October 22, 2007

Mr. John D. Corcoran, Jr.
12 Berkshire Dr. W.
Clifton Park, NY 12065

Dear Mr. Corcoran:

As we discussed, I have attached for your reference a copy of Securities and Exchange Commission Rule 14a-8, which relates to shareholder proposals. This should prove helpful to you in understanding the applicable rules.

Also, I wish to confirm that in order to be considered for inclusion in the proxy statement your proposal is required to be submitted to my attention in writing no later than November 23, 2007. Below is an excerpt from the proxy statement that provides this information.

*" In order to submit shareholder proposals for the 2008 Annual Meeting of Shareholders for inclusion in Prudential Financial's proxy statement pursuant to SEC Rule 14a-8 under the Securities Exchange Act of 1934 ("Exchange Act"), materials must be received by the Secretary at Prudential Financial's principal office in Newark, New Jersey, no later than November 23, 2007.*

*Such proposals must comply with all of the requirements of SEC Rule 14a-8. Proposals should be addressed to: Secretary, Prudential Financial, Inc., 751 Broad Street, Newark, NJ 07102. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion."*

Please do not hesitate to contact me if you have any questions. Thanks again for your continued support and interest.

Sincerely,



Kathleen M. Gibson

Attachment

Prudential Financial

**Kathleen M. Gibson**
VP, Secretary, and Corporate Governance Officer

**The Prudential Insurance Company of America**
751 Broad Street, 21st Floor, Newark NJ
Tel 973 802-7770 Fax 973 802-8287
kathleen.gibson@prudential.com

July 18, 2006

Mr. John D. Corcoran, Jr.
12 Berkshire Dr. W.
Clifton Park, NY 12065

Dear Mr. Corcoran:

I am responding to your letter requesting information on the availability of a program to purchase additional shares of Prudential Financial Common Stock directly from the company.

Computershare, Prudential's Transfer Agent, does not offer a direct purchase program for Prudential Financial Common Stock at this time. However, you may purchase shares at any time through a registered broker. Programs allowing for dividend reinvestment and direct purchase of additional shares typically are combined and have similar cost structures. We have no plans to offer either of these programs at this time.

The earlier program that you referred to you in your letter was a Commission-Free Program, which included the opportunity for shareholders with fewer than 100 shares an opportunity to sell their shares without paying a commission. This program also included an option for these shareholders to increase their holdings to an even lot of 100 shares. This was a one-time option required by Prudential's Plan of Reorganization when we became a public company.

We will continue our practice of periodically reviewing the feasibility of dividend reinvestment, direct purchase and similar types of programs and will communicate any changes.

Thanks again for your continued support and interest.

Sincerely,



Kathleen M. Gibson

cc: Office of the Chairman
Board of Directors

Prudential Financial

**Kathleen M. Gibson**
Vice President, Secretary and Corporate Governance Officer

**The Prudential Insurance Company of America**
751 Broad Street, 21st Floor, Newark NJ 07102-3777
Tel 973 802-7770 Fax 973 802-8287
kathleen.gibson@prudential.com

May 17, 2006

Mr. John D. Corcoran, Jr.
12 Berkshire Drive W
Clifton Park, NY 12065

Dear Mr. Corcoran:

Thank you for your recent correspondence to Prudential Chairman and Chief Executive Officer, Arthur F. Ryan. In response to your inquiry regarding a dividend reinvestment plan, please allow me to provide the following information.

We realize that such a program is of interest to some of our shareholders; however, we have determined that a dividend reinvestment plan would not be beneficial for the vast majority of our shareholders. These types of reinvestment programs are generally costly for both shareholders and the company. Based on the average number of shares held by individual shareholders, and our current stock price, it could take up to two years for 99% of our shareholders' accounts to purchase one additional share through their accounts.

The Chairman has charged several members the executive team with analyzing the feasibility of a dividend reinvestment plan. Their conclusion is that a dividend reinvestment plan is currently not a practical option. We will continue to re-evaluate the appropriateness of a program every year in order to be sure we make the right decision for Prudential and our shareholders.

Prudential is committed to delivering value to our shareholders, as demonstrated by:

Our decision to increase our shareholder dividend for the past three years, and
Our repurchase of shares of Prudential stock.

We will continue to evaluate our options and new opportunities to improve the value delivered to our shareholders.

Sincerely,



# Prudential Financial, Inc.
# Common Stock Dividend Notice

Dear Shareholder,

On November 14, 2006, Prudential Financial, Inc. declared an annual cash dividend of $0.95 per share, payable on December 21, 2006, to holders of record of its Common Stock as of November 27, 2006. The enclosed dividend check is not payable until the dividend payable date. Please be sure to cash this check on or after December 21, 2006.

**This dividend check relates only to your shares of Prudential Financial, Inc. Common Stock. It is not associated with, nor does it in any way affect, any insurance policy or contract you may own.**

This dividend check is based on the number of shares you owned on November 27, 2006, multiplied by the dividend rate of $0.95 per share.

The statement attached to your dividend check indicates the number of shares you own for the account listed and provides additional information about the dividend payment. This statement should be retained for your records.

Tax Form 1099-DIV is also attached to the enclosed check. Please retain this form for your tax records. You should consult your tax advisor for any tax-related questions you may have. Computershare and Prudential Financial are not allowed to provide tax advice in connection with your shareholder account. Please contact your tax advisor should such a need arise.

If you have questions, visit the shareholder services website at www.computershare.com or call 1-800-305-9404.

Please note that Prudential Financial, Inc. does not offer a dividend reinvestment plan.

Thank you for your investment in Prudential Financial, Inc.

12/20/06



Prudential Financial


00MULH 002CS12454 U.S.

# Prudential Financial, Inc.
# Common Stock Dividend Notice

Dear Shareholder,

On November 13, 2007, Prudential Financial, Inc. declared an annual cash dividend of $1.15 per share, payable on December 21, 2007, to holders of record of its Common Stock as of November 26, 2007. The enclosed dividend check is not payable until the dividend payable date. Please be sure to cash this check on or after December 21, 2007.

**This dividend check relates only to your shares of Prudential Financial, Inc. Common Stock. This dividend is not associated with, nor does it in any way affect, any insurance policy or contract you may own. Please also note that any action taken on your stock account, such as an address change, will not be reflected on your life insurance policy records. Similarly, any action taken on your life insurance policy records will not be applied to your stock account.**

This dividend check is based on the number of shares you owned on November 26, 2007, multiplied by the dividend rate of $1.15 per share.

The statement attached to your dividend check indicates the number of shares you own for the account listed and provides additional information about the dividend payment. This statement should be retained for your records.

Tax Form 1099-DIV is also attached to the enclosed check. Please retain this form for your tax records. You should consult your tax advisor for any tax-related questions you may have. Computershare and Prudential Financial are not allowed to provide tax advice in connection with your shareholder account. Please contact your tax advisor should such a need arise.

If you have questions, visit the shareholder services website at www.computershare.com or call 1-800-305-9404.

Please note that Prudential Financial, Inc. does not offer a dividend reinvestment plan.

Thank you for your investment in Prudential Financial, Inc.



Prudential


00SR3F 002CS15439 U.S.

END